A17
4/12/2002

02022878

4/10 C

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
48469

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2002
WASH, D.C.
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First China Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
740 Swarthmore Avenue
(No. and Street)

Pacific Palisades (City) California (State) 90272 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hui Wang 310-459-8064
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gt 4/9

OATH OR AFFIRMATION

I, Hui Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First China Capital, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 25th day of January, 2002

Notary Public

Signature

Principal

Title

SHARON M. ANDERSON
Commission # 1259955
Notary Public - California
Los Angeles County
My Comm. Expires Apr 23, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
First China Capital, Inc.

I have audited the accompanying statement of financial condition of First China Capital, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First China Capital, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 18, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

First China Capital, Inc.
Statements of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$	16,642
Marketable securities, at market		58,848
Securities, not readily marketable		3,300
Receivable from related party		68,719
Furniture and equipment, net of $3,111 accumulated depreciation		–
Organization costs, net of $915 accumulated amortization		–
Total assets	$	147,509

Liabilities & Stockholders' Equity

Liabilities	$	–
Stockholders' equity		
Common stock, no par value, 50,000,000 shares authorized, 780,000 issued and outstanding		330,435
Retained earnings (deficit)		(182,926)
Total Stockholders' equity		147,509
Total liabilities & Stockholders' equity	$	147,509

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions and fees	$ 19,956
Interest and dividends	2,839
Trading income (loss)	26,341
Unrealized gains (losses)	14,190
Other income	45
Total revenue	63,371
Expenses	
Communications	5,188
Taxes, other than income taxes	180
Other operating expenses	168,709
Total expenses	174,077
Total income (loss) before income tax provision	(110,706)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (111,506)

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock	Retained Earnings (Deficit)	Total
Balance, at December 31, 2000	$ 330,435	$ (71,420)	$ 259,015
Net income (loss)	-	(111,506)	(111,506)
Balance, at December 31, 2001	$ 330,435	$ (182,926)	$ 147,509

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flow from operating activities		
Net income (loss)		$ (111,506)
Adjustments to reconcile net (loss) to net cash and cash equivalents used in operating activities:		
(Increase) decrease in:		
Accounts receivable	$ 27,680	
Marketable securities, at market	71,395	
Prepaid expenses	1,830	
(Decrease) increase in:	–	
Total adjustments		100,905
Net cash and cash equivalents used in operating activities		(10,601)
Cash flows from investing activities		–
Net cash and cash equivalents used in investing activities		
Cash flows from financing activities		
Loans made to related party	(39,471)	
Net cash and cash equivalents used in financing activities		(39,471)
Net decrease in cash and cash equivalents		(50,072)
Cash and cash equivalents at the beginning of the year		66,714
Cash and cash equivalents at the end of the year		$ 16,642
Supplemental disclosure of cash flow information		
Cash paid during the period ended December 31, 2001		
Income taxes	$ 800	
Interest	$ –	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

First China Capital, Inc. (the "Company") was incorporated in the State of California on February 16, 1995. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides high quality medium sized Chinese growth companies access to the U.S. capital markets.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Securities transactions for the Company are executed and cleared by Charles Schwab and TD Waterhouse on a fully disclosed basis. Securities transaction are recorded on a trade date basis for the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices.

Cash and Cash Equivalents - The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - As determined by management, no allowance for uncollectible accounts is deemed necessary.

Marketable Securities - Marketable securities are valued at market value and the resulting difference between cost and market (or fair value) is included in income.

Income Taxes - Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Organization Costs - Organization costs are being amortized on a straight-line basis over 60 months.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of corporate stock with the fair market value of $58,848. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gains of $14,190.

In the normal course of business, the Company sells equity securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Company is exposed to the risk that market price increases cause the ultimate obligation for such commitments to exceed the amount recorded on the statements of financial condition. As of December 31, 2001, there were no securities sold, not yet purchased.

Note 3: FURNITURE AND EQUIPMENT

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Furniture & equipment	$ 3,111	5-7
Less accumulated depreciation	(3,111)	
Furniture and equipment, net	$ –	

There was no depreciation expense for the year ended December 31, 2001.

Note 4: SECURITIES, NOT READILY MARKETABLE

The securities are valued at cost. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 5: INCOME TAXES

The current provision of $800 for income taxes is the California franchise tax board minimum. Since the Company has a loss this year, no provision for Federal income taxes has been recorded.

The Company has elected to carry-forward its operating loss at December 31, 2001. This operating loss carry-forward may be applied against future taxable income, resulting in a deferred tax asset of approximately $40,023, that expires in the year 2021. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 6: RELATED PARTY TRANSACTIONS

The Company loaned money to one of its shareholders. The loan is unsecured, non-interest bearing, and due on demand.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $62,595 exceeded the minimum net capital requirement by $57,595; and the Company's ratio of aggregate indebtedness ($-0-) to net capital was not applicable as the company had no aggregate indebtedness, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 62,784
Adjustments:		
Non-allowable assets	$ 28,719	
Retained earnings (deficit)	(28,721)	
Haircuts on money market accounts	191	
Total adjustments		(189)
Net capital per audited statements		$ 62,595

First China Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital

Stockholders' equity		
Common stock	$ 330,435	
Retained earnings (deficit)	(182,926)	
Total stockholders' equity		$ 147,509
Less: Non allowable assets		
Furniture and equipment, net	–	
Securities, not readily marketable	(3,300)	
Receivable from related party	(68,719)	
Organization costs, net	–	
Net adjustments		(72,019)
Net capital before haircuts		75,490
Less: Haircuts on securities		
Haircuts on securities	(8,827)	
Haircuts money market accounts	(191)	
Undue concentration	(3,877)	
Total adjustments to net capital		(12,895)
Net Capital		62,595
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ –	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 57,595
Percentage of aggregate indebtedness to net capital	N/A	

There was a difference of $189 in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2001. (See note 8)

See independent auditor's report.

First China Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the year ended December 31, 2001

A computation of reserve requirement is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

First China Capital, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the year ended December 31, 2001

Information relating to possession or control requirements is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

First China Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
First China Capital, Inc.

In planning and performing my audit of the financial statements of First China Capital, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by First China Capital, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 18, 2002